Exhibit (a)(5)

Contact: J. Marc Lewis, Vice President-Investor Relations 305-406-1815 305-406-1886 fax marc.lewis@mastec.com	800 S. Douglas Road, 12th Floor Coral Gables, Florida 33134 Tel: 305-599-1800 Fax: 305-406-1960 www.mastec.com

For Immediate Release

MasTec Amends Exchange Offer for its 4.00% and 4.25%

Senior Convertible Notes Due 2014

Coral Gables, FL (December 15, 2010) — MasTec, Inc. (NYSE: MTZ) announced today it has amended its offer to exchange 100% of its currently outstanding senior convertible notes (“Old Notes”) for new notes that are substantially similar in all material terms, except the new notes will have an optional physical, cash or combination settlement feature and will contain certain conditional conversion features (“New Notes”). The amendment, among other matters, reduces the minimum tender condition applicable to the exchange offer, amends certain of the conversion settlement mechanics applicable to the New Notes and extends the expiration time for the exchange offer. The full terms of the exchange offer, a description of the New Notes and the material differences between the New Notes and the Old Notes and other information relating to the exchange offer and MasTec are set forth in the amended registration statement, including the prospectus included therein, filed with the Securities and Exchange Commission on December 15, 2010.

The Company is offering to exchange the Old Notes for New Notes in an attempt to minimize the potential dilution associated with conversions of the notes.

The expiration date for the exchange offer is 12:00 midnight, New York City time, on December 22, 2010, unless extended by MasTec in its sole discretion.

Barclays Capital and Morgan Stanley are acting as co-dealer managers for the exchange offer.

A registration statement on Form S-4 relating to the New Notes has been filed with the Securities and Exchange Commission but has not yet become effective. The New Notes may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Forward-Looking Statements

Certain matters discussed in this press release are forward-looking statements regarding the timing of the exchange offer and MasTec’s anticipated use of cash in connection with settlements of the New Notes in attempt to minimize potential dilution. MasTec’s ability to complete the exchange offer will depend on, among other things, market conditions, investor acceptance of the offer, effectiveness of the registration statement and the satisfaction of the other conditions to the offer discussed in the prospectus. MasTec’s anticipated use of cash in connection with any settlements of New Notes will depend on, among other things, applicable laws and contractual obligations, including its credit facility. There can be no assurance that MasTec will complete the exchange offer on the anticipated terms, or at all.